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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 19 2003

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 of Telia AB (Registration Statement No. 333-100213).

        This report on Form 6-K contains a press release dated February 19, 2003 announcing SONNERA APPLIES FOR DE-LISTING OF ITS SHARES AND 1999A WARRANT FROM THE HELSINKI EXCHANGES.

1(1)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

19 February 2003 at 8.30 a.m.

SONERA APPLIES FOR DE-LISTING OF ITS SHARE AND 1999A WARRANT FROM THE HELSINKI EXCHANGES

        The Board of Directors of Sonera Corporation has today decided to apply for removal of the company's share (HEX: SRA1V) and 1999A warrant from the main list of the Helsinki Exchanges. The application for removal of the company's share has been submitted to Helsinki Securities and Derivatives Exchanges, Clearing House Ltd. Consequently, the Sonera share and 1999A warrant may be transferred to the surveillance list. The removal of the share will be effected subsequent to TeliaSonera AB having acquired ownership to all outstanding shares of Sonera Corporation and the listing committee of Helsinki Securities and Derivatives Exchanges, Clearing House Ltd having decided to remove the share from the list.

        It is the intention that the application for removal of the company's 1999A warrant will be submitted so that the share and 1999A warrant may be removed from the list simultaneously.

        The de-listing of the Sonera share from the Helsinki Exchanges is expected to take place by mid-April.

SONERA CORPORATION

Jyrki Karasvirta
Vice President,
Acting Head of Corporate Communications

DISTRIBUTION:
HEX
Major media

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2002
SONERA CORPORATION
	By:	/s/ JYRKI KARASVIRTA Jyrki Karasvirta Vice President, Acting Head of Corporate Communications
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE
19 February 2003 at 8.30 a.m.
SONERA APPLIES FOR DE-LISTING OF ITS SHARE AND 1999A WARRANT FROM THE HELSINKI EXCHANGES
SIGNATURES